FX ENERGY, INC.

3006 Highland Drive, #206

Salt Lake City, Utah 84106 USA

Telephone: (801) 486-5555

Facsimile: (801) 486-5575

January 20, 2010

VIA FACSIMILE AND

EDGAR TRANSMISSION

H. Roger Schwall, Assistant Director

John P. Lucas, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street NE

Washington, DC 20549-7010

Re:	FX Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 16, 2009
Definitive Proxy Statement
Filed April 23, 2009
File No. 000-25386

Dear Mr. Schwall:

This letter is in response to your letter dated January 14, 2010, respecting our previous letter dated January 12, 2010, in response to your December 31, 2009, letter regarding your review of the annual report on Form 10-K for the year ended December 31, 2008, and definitive proxy statement filed April 23, 2009, of FX Energy, Inc. (the “Company”).

Set forth below are your comments, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2008

Engineering Comments

1.

We have reviewed your response to prior comment two of our letter dated December 31, 2009 regarding undeveloped reserves in Poland where you state you have no proved reserves allocated to undrilled locations in Poland and your existing properties do not include future drilling necessary to recover existing proved reserves. Please clarify for us how this response comports with the information disclosed on page F-30 of your 2008 10-K report where you disclose a total of 45 BCF of proved reserves in Poland, of which, only 7.9 BCF are proved developed reserves. Such disclosure appears to imply that 37.1 BCF of your proved reserves in Poland are proved undeveloped reserves. In this regard, please explain to us in sufficient detail how you intend to develop your proved undeveloped reserves in Poland, and tell us if these proved undeveloped reserves were identified in your 2008 reserve report.

FX ENERGY, INC.

H. Roger Schwall, Assistant Director

John P. Lucas, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

January 20, 2010

____________________________

Response:

The following table lists the Company’s proved undeveloped reserves, by well, in Poland that were identified in the 2008 year-end reserve report prepared by the Company’s independent engineers:

Poland Undeveloped Reserves (MMCF)
Net
Property	Reserves
Roszkow	14,553
Sroda-4	9,355
Kromolice-1	9,829
Winna Gora	3,702
Total	37,439

All of the Company’s undeveloped reserves are associated with wells that as of December 31, 2008, had been drilled, completed, production tested, and deemed to be economic under current operating conditions. We believe such reserves are properly categorized as undeveloped under the definition of proved undeveloped reserves in Regulation S-X, rule 4-10(a)(31), which provides:

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

In the case of the Company’s undeveloped reserves, relatively major expenditures are required for the completion of production facilities, which includes the construction of pipelines to connect the wells to the existing pipeline in order to fully develop the reserves and commence production. The development of such undeveloped reserves is not dependent on additional drilling on undrilled acreage.

Following is a brief summary of the status of the construction and completion of production and pipeline facilities for the above wells:

Roszkow. Production facilities were completed at the Company’s Roszkow well during September 2009. The well was producing at a sustained rate of approximately 15 million cubic feet per day for the fourth quarter of 2009. Accordingly, the reserves associated with this well will be reclassified as proved developed at December 31, 2009.

Sroda-4 and Kromolice-1. The Sroda-4 and Kromolice-1 wells will produce into a single, central production facility. The Company and its partner, POGC, are currently finalizing the permitting and design phase of this facility and pipeline connection, with construction scheduled to begin during the summer of 2010. Production is expected to begin later this year. Both the Company and POGC have approved the construction of these facilities. The Company will fund its share of costs for this facility, which are budgeted at approximately $8.5 million, through a combination of cash on hand and anticipated cash flow from established production, but may elect to supplement these sources with bank indebtedness.

FX ENERGY, INC.

H. Roger Schwall, Assistant Director

John P. Lucas, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

January 20, 2010

____________________________

Winna Gora. The Company is also in the design phase of the production facility and pipeline connection for the Winna Gora well, which we anticipate will be completed approximately eight months after the Sroda-4 / Kromolice-1 facilities. Production from the Winna Gora well is expected to begin in mid-2011. Both working interest partners (the Company and POGC) have approved the construction of these production and pipeline facilities. The Company will fund its share of costs for these facilities, which are budgeted at approximately $3.9 million, through a combination of cash on hand and anticipated cash flow from established production, but may elect to supplement these sources with bank indebtedness.

We expect that the reserves associated with the Sroda-4, Kromolice-1 and Winna Gora wells that were classified as proved undeveloped at December 31, 2008, will be reclassified as proved developed reserves when the relatively major expenditures are completed as described above.

The Company acknowledges the following:

•	FX Energy, Inc., is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

•	FX Energy, Inc., may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company would be happy to provide additional information you may request or respond to further inquiries.

Sincerely,

FX ENERGY, INC.

/s/ Clay Newton

Clay Newton

Vice President of Finance

cc:	John P. Lucas, Staff Attorney
U.S. Securities and Exchange Commission